SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO CUT WINTER CAPACITY FROM 60% TO 40% OF PRIOR YEAR

CORK, SHANNON, TOULOUSE BASES TO CLOSE FOR WINTER AS FY TRAFFIC GUIDANCE REDUCED TO 38M

Ryanair, Europe's largest airline, today (Thurs 15th Oct) released its revised winter schedule. Due to increased flight restrictions imposed by EU Govts, air travel to/from much of Central Europe, the UK, Ireland, Austria, Belgium and Portugal have been heavily curtailed. This has caused forward bookings to weaken slightly in Oct, but materially in Nov & Dec.

In light of these weaker bookings, and Ryanair's plan to operate with a 70% load factors, Ryanair has today further reduced its winter schedule (Nov - Mar) taking capacity down from 60% to 40% of prior year. Ryanair expects to maintain up to 65% of its winter route network, but with reduced frequencies. In addition to the winter closure of bases in Cork, Shannon, and Toulouse, Ryanair has announced significant base aircraft cuts in Belgium, Germany, Spain, Portugal and Vienna.

With this greatly reduced winter capacity and load factors of approx. 70%, Ryanair now expects full year (FY21) traffic to fall to approx. 38m guests, although this guidance could be further revised downwards if EU Govts continue to mismanage air travel and impose more lockdowns this winter.

Ryanair's Group CEO Michael O'Leary said:

"We have continued to flex our capacity in Sept & Oct to reflect both market conditions and changing Government restrictions, with the objective of sustaining a 70% load factor, which allows us operate as close to breakeven as possible and minimise cash burn. While the Covid situation remains fluid and hard to predict, we must now cut our full year traffic forecast to 38m guests.

While we deeply regret these winter schedule cuts they have been forced upon us by Government mismanagement of EU air travel. Our focus continues to be on maintaining as large a schedule as we can sensibly operate to keep our aircraft, our pilots and our cabin crew current and employed while minimising job losses. It is inevitable, given the scale of these cutbacks, that we will be implementing  more unpaid leave, and job sharing this winter in those bases where we have agreed reduced working time and pay, but this is a better short term outcome than mass job losses. There will regrettably be more redundancies at those small number of cabin crew bases, where we have still not secured agreement on working time and pay cuts, which is the only alternative. We continue to actively manage our cost base to be prepared for the inevitable rebound and recovery of short haul air travel in Europe once an effective Covid-19 vaccine is developed.

In the meantime, we urge all EU Governments to immediately, and fully, adopt the EU Commission's Traffic Light System, which allows for safe air travel between EU states on a regional basis to continue (without defective travel restrictions) for those countries and regions of Europe, who are able to demonstrate that their Covid case rates are less than 50 per 100,000 population."

ENDS

For further info please contact:

Alejandra Ruiz                                 Piaras Kelly
Ryanair DAC                                    Edelman Ireland
Tel: +353-1-9451799                       Tel: +353-1-592 1330
press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 October, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary